082-03116

2008

09046537

RECEIVED
2009 MAY 29 A 5:
OFFICE OF INTERNATIONAL

GREAT QUEST METALS LTD.

12-31-08
AR/S

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 689-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2008

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2008
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Great Quest Metals Ltd. and other junior exploration companies in 2008 were working under a backdrop of plummeting share prices, falling prices of commodities and a very negative environment in the major stock markets. In this setting, the efforts of junior companies were concentrated on surviving the year and working towards the future.

Great Quest's attention in 2008, and subsequently in 2009, has been directed towards identifying joint venture partners for some of its properties and also assessing a possible new acquisition with the objective of early production. Great Quest has been successful in finding an ideal partner for its Kenieba area gold concessions, Avion Resources Corp., and recently signed a Letter of Intent which gives Avion the option to acquire 75% of Great Quest's interests in four concessions in western Mali, West Africa. In February, 2009 Avion re-started the Tabakoto mill which is in the Tabakoto-Segala block of concessions adjacent to the Kenieba concessions. In addition, the Company is considering a joint venture possibility for its Taseko property in British Columbia.

Great Quest has been in discussions with the Malian Government for several months on the possible purchase of the Tilemsi phosphate project. This project consists of a plant and three deposits. Following the acquisition of the Tilemsi project, Great Quest would expect to start production within six to nine months. The joint venture on the Kenieba concession will allow the Company to concentrate its energy on bringing the Tilemsi project to production.

In 2008, Great Quest closed a private placement with proceeds of $360,000 and to date in 2009, closed two private placements with proceeds of $237,000.

Kenieba Gold Concession

In his report in early 2008, Carl Verley (P.Geo) increased the NI43-101 compliant, inferred mineral resource in the Djambaye 2 gold zone on the Company's Kenieba concession to 324,000 ounces of gold based on results of the 2007 drill program. This resource equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold. Great Quest expanded its holdings in the area in 2008 by acquiring the 8 square kilometre Comifa concession, which is west of and adjacent to the Kenieba concessions. The Comifa concession covers an area with extensive gold soil anomalies.

The Kenieba concession is south of and adjacent to Avion's Tabakoto-Segala concessions where gold zones similar to that of the Djambaye 2 occur. In February, 2009 Avion returned the Tabakoto mill to production with a forecast of 66,000 ounces of gold production for 2009, rising to 101,400 ounces of gold in 2012. On April 21, 2009, Great Quest and Avion announced a Letter of Intent between the two companies whereby Avion has the option to acquire a 75% interest in Great Quest's ownership of 4 concessions in the Kenieba area by paying $2,500,000 to Great Quest and completing $2,000,000 of work on the concessions over 5 years. Great Quest holds a 95% interest in the Kenieba, Comifa and Baroya concessions and a 100% interest in the Kenieba Est concession. The first payment of $400,000 is due on signing a definitive agreement and is subject to successful due diligence by Avion and regulatory approval.

The Tilemsi Phosphate Project

The Tilemsi phosphate project gives Great Quest a unique opportunity to be in production in 2009. It consists of three phosphate deposits and a plant capable of producing 36,000 tonnes of phosphate fertilizer per year. According to a preliminary assessment by Merit Consulting, the present scale of operation could produce a cash flow of $3,600,000 per year.

Annual Report to Shareholders for the Year Ended December 31, 2008
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

The Tilemsi Phosphate Project (continued)
To begin negotiations to acquire the Tilemsi project with the Government, Great Quest was required to deposit $250,000 in a Malian bank, which was recently done. The amount of $180,000 of the required deposit was raised through a short-term debenture with terms which require the Company to issue 225,000 bonus shares, subject to the approval of the TSX Venture Exchange. Negotiations on other terms of the acquisition agreement are scheduled to commence shortly.

Great Quest also intends to negotiate loans to complete the payment on the project and to begin to bring the project to an operating level. Merit Consultants estimates that production could start within six months of successful completion of the acquisition.

The historical resource of the Tamaguilelt deposit alone is 11,350,000 tonnes of 27% of P_2O_5. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource. Further work on the Tamaguilelt, Chanamaguel and Tin Hina deposits is expected to significantly increase this estimate.

The initial operation would consist of mining the phosphate rock, which occurs on the surface of the Tamaguilelt deposit, trucking it 100 kilometres to the plant, pulverizing it, bagging it and selling it within Mali. While the world-wide price of fertilizer has dropped significantly in the last 9 months, the price has remained stable in Mali. One reason is the high cost of transportation to bring the fertilizer to Mali from countries in Asia and Europe.

Bourdala Concessions
Great Quest plans a program of pitting and sampling on the 72 square kilometre Bourdala concessions, western Mali, in preparation for a RAB drill program to test for a possible large tonnage, low grade gold deposit.

Taseko Copper-Gold-Molybdenum Property
Great Quest holds a 100% interest in the Taseko property, located 225 kilometres north of Vancouver, BC and 20 km south of the Prosperity copper-gold property held by Taseko Mines. The results of the 2007 drill program and a second drill program of 1,547 metres in 2008 have been announced. The goal of the two programs was to define the trend of molybdenum mineralization found north of the Empress deposit and first drilled in 1991, Hole 91-49. This hole intersected 133 metres of 0.027% molybdenum. The best hole in the two programs was Hole 07-60, 70 metres northeast of Hole 91-49, which intersected 75.9 metres of 0.027% molybdenum. The trend of mineralization appears to be northeast-southwest. The drill programs on the Empress copper-gold deposit were focused to the east and northeast of the deposit where copper-gold mineralization was found to continue, but at a lower grade.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Company is currently in discussions about a possible joint venture with other parties. Work is not required until 2010 to keep the claims in good standing.

The Exploration Team
Planning for and supervision of the projects in Mali is carried out by Mahamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo.). Planning for and supervision of the Taseko project in British Columbia was carried out by Jay W. Page (P. Geo.) and Willis Osborne. Carl Verley and Jay Page are Independent Qualified Persons under National Instrument 43-101.

Overview of Performance
During the fiscal year 2008, the Company's assets decreased by $274,401 to $6,386,185. This is mainly due to the $403,719 in cash paid towards operating expenses ($660,027 total operating expense less non-cash expenditures, amortization of $386 and stock-based compensation of $138,294 and the $117,628 in cash used to pay down the accounts payable. The above decrease in assets was offset by the increase in assets arising from the issuance of shares ($360,000 raised during the year in a private placement and the $29,000 acquisition of the Comifa concession). During the Fourth Quarter of fiscal year 2008, the Company's assets increased by $1,268.

The Company's working capital decreased by $1,023,661 from a working capital of $494,792 at the end of fiscal year 2007 to a working capital deficit of $528,869 at the end of fiscal year 2008. This is mainly due to $777,368 being spent on the Taseko Property and the $498,221 in cash used to pay down the accounts payable, primarily related to the 2007 drill program, in fiscal year 2008, but was offset by the $360,000 private placement.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali. The net loss for the fiscal year 2008 was $257,238 or $0.01 per share compared to a net loss of $1,138,449 or $0.06 per share in fiscal year 2007. This represents a decrease in net loss of $881,211. The main reasons for the decrease is due to a $443,066 future income tax recovery resulting from the renouncing of monies under the flow through share offerings completed in the prior year, a $318,694 reduction in stock-based compensation expense, and a $269,492 reduction in loss on write-off of mineral properties. This was partially offset by $110,520 being spent on project examination costs related to the acquisition of the Tilemsi Phosphate Project and the $56,846 loss on foreign exchange resulting from trade payables being held in Malian dollars.

The decrease in stock-based compensation is the result of a reduction in the fair value of the options granted in fiscal year 2008 compared to fiscal year 2007. The fair value of options in the prior year was $0.41 compared to $0.06 in the current year. The main reason for the decrease is the drop in the Company's share price. In calculating stock-based compensation, the lower the stock price, the lower the fair value of the stock options. The foreign exchange loss is the result of a Company trade payable being held in Malian dollars. With the recent decrease in the strength of the Canadian dollar versus the Malian dollar, the Company realized a foreign exchange loss of $56,846.

The net loss for the fourth quarter was $221,367 or $0.017 per share. The main reason for the net loss was the stock-based compensation expense related to the December options granted, the foreign exchange loss recorded and the cost related to the Tilemsi Project.

Liquidity and Capital Resources
During the fiscal year 2008, the Company had the following share capital transactions:

a. The Company issued 100,000 shares at a deemed price of $0.29 for the acquisition of the Comifa concession for a total consideration of $29,000.

Liquidity and Capital Resources (continued)

b. The Company completed a Private Placement consisting of 3,000,000 units at a price of $0.12 per unit for a total consideration of $360,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before June 18, 2009. All shares issued under this private placement were subject to a hold period and could not be traded until October 19, 2008. The Company paid a finder's fee of $12,767 and agent's fees of 106,400 transferable agent's warrants with a fair value of $7,419. Each agent's warrant is exercisable to acquire one share at a price of $0.20 per share on or before June 18, 2009.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)

Summary of Annual Results

Fiscal Year	2008	2007	2006
Revenue	$ 16,569	$ 15,783	$ 7,223
Net loss	$ 257,238	$ 1,138,449	$ 554,769
Loss per share	$ (0.01)	$ (0.06)	$ (0.03)
Total Assets	$ 6,386,185	$ 6,660,586	$ 3,637,533

Related Party Transactions

During the fiscal year 2008, the Company incurred expenses for management fees totalling $39,600 (2007 - $32,300) to a corporation related to the Company by the CEO of the Company; $33,000 (2007 - $23,250) to a corporation related to the Company by the CFO of the Company; office and general fees totalling $37,108 (2007 - $24,716) and fees related to new project costs totalling $2,400 (2007 - $Nil) to a Director of the Company; and accounting fees totalling $11,629 (2007 - $6,606) and consulting fees totalling $20,186 (2007 - $14,569) to the Secretary of the Company.

Investor Relations

During 2008, the Company continued its investor program and participated in investor conferences. The Company participated in the Prospectors Developers Conference in Toronto, in March. Great Quest is planning a more active investor program in the second half of 2009 as market conditions improve.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: May 21, 2009

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Consolidated Financial Statements

December 31, 2008

December 31, 2008 **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the consolidated balance sheets of Great Quest Metals Ltd. as at December 31, 2008 and 2007, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
April 20, 2009

mackay.ca refers to the Canadian firm MacKay LLP

Great Quest Metals Ltd.

Consolidated Balance Sheets

December 31,		2008		2007
Assets				
Current				
Cash	$	7,339	$	190,079
Term deposits (note 4)		20,716		907,178
Goods and services tax recoverable		5,638		70,886
Exploration tax credit recoverable		31,978		-
Prepaid expenses		4,655		19,868
		70,326		1,188,011
Due from director (note 5)		533		428
Due from African Metals Corporation (note 5)		2,548		29,797
Automobile, equipment and furniture (note 6)		5,864		8,378
Mineral properties, including deferred costs (note 7)		6,298,500		5,425,558
Deposits		8,414		8,414
	$	6,386,185	$	6,660,586
Liabilities				
Current				
Accounts payable and accrued liabilities	$	497,925	$	670,112
Due to related parties (note 8)		101,180		23,107
		599,105		693,219
Share Capital and Deficit				
Share capital (note 9)		10,090,398		10,164,160
Share subscription advance		5,000		-
Contributed surplus (note 9)		1,157,244		1,011,531
Deficit		(5,465,562)		(5,208,324)
		5,787,080		5,967,367
	$	6,386,185	$	6,660,586

Nature of business and operations (note 1)

Subsequent events (note 15)

On behalf of the Board:

" Willis W. Osborne" Director

"Victor J.E. Jones" Director

The attached notes form an integral part of these financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the year ended December 31,		2008		2007
Expenses				
Accounting and audit (note 10)	$	60,265	$	60,065
Amortization		386		552
Bank charges		631		1,065
Consulting (note 10)		20,186		14,569
Flow – through tax		16,576		-
Investor relations		24,500		46,000
Legal		27,795		40,052
Management fees (note 10)		72,600		55,550
New project costs - Tilemsi		110,520		-
Office and general (note 10)		55,475		59,873
Other directors fees - Barbados		6,936		-
Promotion, travel and shareholder relations		48,537		78,278
Rent		41,987		20,604
Securities and brokerage fees		23,320		40,035
Stock-based compensation (note 9)		138,294		456,988
Telephone and communication		8,533		7,623
Write-off of mineral properties (note 7)		3,486		272,978
		660,027		1,154,232
Other Items				
Loss on foreign exchange		56,846		-
Interest income		(16,569)		(15,783)
Loss for the year before taxes		700,304		1,138,449
Income taxes				
Future income tax (recovery) (note 11)		(443,066)		-
Net and comprehensive loss for the year		257,238		1,138,449
Deficit, beginning of year		5,208,324		4,069,875
Deficit, end of year	$	5,465,562	$	5,208,324
Basic and diluted loss per share	$	(0.01)	$	(0.06)
Weighted average common shares outstanding		28,623,247		20,629,528

The attached notes form an integral part of these financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Cash Flows

For the year ended December 31,		**2008**		2007
Operating activities				
Net loss for the year	$	(257,238)	$	(1,138,449)
Adjustments:				
Amortization		386		552
Write-off of mineral properties		3,486		272,978
Stock-based compensation		138,294		456,988
Loss on foreign exchange		56,846		-
Future income tax (recovery)		(443,066)		-
		(501,292)		(407,931)
Changes in non-cash working capital items:				
Goods and services tax recoverable		65,248		(68,260)
Prepaid expenses		15,213		(15,034)
Accounts payable and accrued liabilities		(20,443)		12,655
		(441,274)		**(478,570)**
Financing activities				
Due to related parties		78,073		272
Issue of share capital for cash		360,000		3,292,038
Share issue costs (net of recovery)		(12,277)		(171,338)
Share subscription advance		5,000		-
		430,796		**3,120,972**
Investing activities				
Due from African Metals Corporation		27,249		(20,273)
Due from director		(105)		26,313
Exploration tax credit recoverable		(31,978)		-
Acquisition costs of mineral properties		(32,227)		(86,428)
Deferred exploration costs, net of amortization		(813,073)		(2,073,479)
Accounts payable and accrued liabilities		(208,457)		570,887
		(1,058,591)		**(1,582,980)**
Loss on foreign currency cash balances		**(133)**		**-**
Increase (decrease) in cash and cash equivalents		**(1,069,202)**		**1,059,422**
Cash and cash equivalents, beginning of year		**1,097,257**		**37,835**
Cash and cash equivalents, end of year	**$**	**28,055**	**$**	**1,097,257**
Cash and cash equivalents are comprised of:				
Cash	$	7,339	$	190,079
Term deposits		20,716		907,178
	$	**28,055**	**$**	**1,097,257**
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-

Supplemental cash flow information (note 13)

The attached notes form an integral part of these financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Deferred Exploration Costs

For the year ended December 31, 2008		Mali		Canada		**Total**
Exploration costs						
Amortization	$	2,128	$	-	$	2,128
Drilling, reclamation and assays		13,393		775,454		788,847
Exploration surveys		31,315		100		31,415
Licencing/permit fees		1,178		1,814		2,992
Office, consulting and travel (note 10)		21,797		-		21,797
Total costs incurred during the year		69,811		777,368		847,179
Exploration tax credit recoverable		-		(31,978)		(31,978)
Balance, beginning of year		3,271,433		1,020,352		4,291,785
		3,341,244		1,765,742		5,106,986
Less write-off of exploration costs		-		-		-
Balance, end of year	$	3,341,244	$	1,765,742	$	5,106,986

For the year ended December 31, 2007		Mali		Canada		**Total**
Exploration costs						
Amortization	$	3,038	$	-	$	3,038
Drilling, reclamation and assays		1,016,872		925,115		1,941,987
Exploration surveys		32,692		91,265		123,957
Office, consulting and travel		3,563		3,972		7,535
Total costs incurred during the year		1,056,165		1,020,352		2,076,517
Balance, beginning of year		2,351,858		-		2,351,858
		3,408,023		1,020,352		4,428,375
Less write-off of exploration costs		(136,590)		-		(136,590)
Balance, end of year	$	3,271,433	$	1,020,352	$	4,291,785

The attached notes form an integral part of these financial statements.

1. **Nature of Business and Operations**

Great Quest Metals Ltd. (the "Company"), an exploration stage company, was incorporated under the British Columbia Business Corporations Act. Its principal business activities are the exploration and development of mineral properties located in Canada and Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates which cast substantial doubt about the Company's ability to continue as a going concern:

Date	Deficit	Working Capital (Deficiency)
December 31, 2008	$ 5,465,562	$ (528,779)
December 31, 2007	$ 5,208,324	$ 494,792

2. **Significant Accounting Policies**

a) **Mineral properties and deferred exploration costs**

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of mineral properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records minerals exploration tax credits on an accrual basis.

2. **Significant Accounting Policies** (Continued)

b) **Share capital – flow-through shares**

The Company provides certain share subscribers with a flow-through component for tax benefits available on qualifying Canadian exploration expenditures. Upon renunciation to the shareholders, the Company reduces share capital and records a future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient deductible temporary differences available to offset the future income tax liability created from renouncing qualifying expenditures, the realization of the deductible temporary differences will be shown as a recovery in operations in the period of renunciation.

c) **Asset retirement obligations**

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) **Cash and cash equivalents**

Cash and cash equivalents include cash, bank deposits, and all highly liquid investments. The Company minimizes its credit risk by investing in cash equivalents with major international banks and financial institutions. Management believes that no concentration of credit risk exists with respect to investment in its cash and cash equivalents. As at December 31, 2008, cash equivalents consist of cash and term deposits.

e) **Automobile, equipment and furniture**

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at 30% per annum.

In the year of acquisition, amortization is recorded at one-half the normal rate.

f) **Stock-based compensation**

The Company has adopted an incentive stock option plan which is described in note 9.

The Company accounts for stock options granted to directors, officers, employees and nonemployees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

2. **Significant Accounting Policies** (Continued)

g) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. To the extent that future income tax assets are not considered more likely than not to be realized a valuation allowance is recorded.

h) **Loss per share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

i) **Translation of foreign currencies**

Foreign currency transactions have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration and administration costs at the period average in which the transaction occurred.

j) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates includes the determination of impairment of mineral property interests, stock-based compensation and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

k) **Share issue costs**

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

2. **Significant Accounting Policies** (Continued)

l) **Financial instruments**

As of January 1, 2007 the Company applied on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants regarding the recognition, measurement and presentation of financial instruments following the release of Sections 1530, -Comprehensive income, -3855, -Financial instruments – recognition and measurement, -3861, -Financial instruments – disclosure and presentation.

i) Financial assets and financial liabilities held for trading

Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the year.

iv) Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Transaction costs on financial assets and financial liabilities classified as other than held for trading are capitalized.

The adoption of the above policies had no effect on opening deficit at January 1, 2007.

The Company's financial instruments consist of cash and cash equivalents, due from related parties, accounts payable and accrued liabilities, and due to related parties. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Amounts due from related parties are classified as loans and receivables.

The Company classifies its accounts payable and accrued liabilities and due to related parties as other financial liabilities.

2. **Significant Accounting Policies** (Continued)

m) **Accounting Changes**

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 "accounting changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the company has not adopted because they are not yet in effect.

The impact this section will have on the Company's financial statements will depend on the nature of future accounting changes.

n) **Valuation of equity units issued in private placements**

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrants.

o) **New Accounting Standards**

Section 1400, *General Standards of Financial Statement Presentation*

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement was adopted by the Company effective January 1, 2008. The ability to continue as a going concern is discussed in note 1.

Capital Disclosures

In December 2006, the CICA issued Handbook section 1535 "Capital disclosures". The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new section was adopted by the Company January 1, 2008. The Company discusses its capital management in note 14.

2. **Significant Accounting Policies** (Continued)

o) **New Accounting Standards** (Continued)

Financial Instruments

Section 3862, *Financial Instruments Disclosures*
Section 3863, *Financial Instruments Presentation*

These sections replace Section 3861, *Financial Instruments Disclosure and Presentation*, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. These new standards were adopted on January 1, 2008. The Company has included the required disclosure in note 14.

p) **New Accounting Standards Not Yet Adopted**

International financial reporting standards ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP and IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and is not expected to have an impact on the Company's financial results at adoption on January 1, 2009.

3. **Principles of Consolidation**

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percent of Ownership
Great Quest Barbados	Barbados	100%
Great Quest Mali S.A.	Mali	99.7%

All significant inter-company transactions have been eliminated on consolidation.

4. Term deposits

The following non-transferable TD Canada Trust Term deposits have been classified as financial assets held for trading and are accounted for at fair value.

	2008	2007
Cashable Term deposit due August 20, 2008, at cost plus accrued interest at 3.8% per annum	$ -	$ 122,239
Cashable Term deposit due December 22, 2008, at cost plus accrued interest at 3.8% per annum	-	764,875
Cashable Guaranteed Investment Certificate due October 1, 2009, at cost plus accrued interest at 1.5% per annum	20,716	26,064
	$ 20,716	$ 907,178

5. Due from related parties

Amounts due from a Director and an employee do not bear interest, are unsecured, and have no fixed payment terms, accordingly fair value cannot be readily determined.

Amounts due from African Metals Corporation, a corporation previously related by common directors, does not bear interest, is unsecured, and has no fixed payment terms, accordingly fair value cannot be readily determined.

6. Automobile, equipment and furniture

2008	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 39,065	$ 2,704
Equipment	18,924	15,870	3,054
Furniture	2,347	2,241	106
	$ 63,040	$ 57,176	$ 5,864

2007	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 37,906	$ 3,863
Equipment	20,722	16,359	4,363
Furniture	2,347	2,195	152
	$ 64,838	$ 56,460	$ 8,378

7. Mineral Properties, including deferred costs

2008		Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a)	Mali Properties	$ 1,193,975	$ 3,341,244	$ (3,486)	$ 4,531,733
b)	Taseko Property	1,025	1,765,742	-	1,766,767
		$ 1,195,000	$ 5,106,986	$ (3,486)	$ 6,298,500

2007		Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a)	Mali Properties	$ 1,270,160	$ 3,408,023	$ (272,978)	$ 4,405,205
b)	Taseko Property	1	1,020,352	-	1,020,353
		$ 1,270,161	$ 4,428,375	$ (272,978)	$ 5,425,558

a) Mali Properties

i. Bourdala Concessions:

During the years 1998 to 2005, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in four mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2008 amounted to $860,794.

During the years 2001 to 2004, the Company abandoned three of the concessions, and accordingly, a total of $26,593 was written-off to operations.

During 2006, the Company paid a total of 58,500,000 FCFA (approximately $128,982) in accordance with the terms of the amended agreements on the ten concessions.

During 2007, the Company paid a total of 27,400,000 FCFA (approximately $65,085) in accordance with the amended agreements on the ten concessions. Also during 2007, the Company abandoned two of the concessions, and accordingly total capitalized costs of $166,590 were written-off to operations.

During 2008, the Company paid a total of 3,000,000 FCFA (approximately $7,980) in accordance with the amended agreements on the eight concessions. Also during 2008, the Company abandoned one of the concessions, and accordingly total capitalized costs of $3,486 were written-off to operations.

A summary of the total remaining payments required under the option agreements on the seven remaining Bourdala concessions are as follows:

	Amount	CDN$
In arrears	53,000,000 FCFA	$ 135,516
2009	21,000,000 FCFA	53,695
2010	10,000,000 FCFA	25,569
2011	8,000,000 FCFA	20,455
	92,000,000 FCFA	$ 235,235

7. **Mineral Properties, including deferred Costs** (Continued)

a) **Mali Properties**

ii. **Filimana Area Concessions:**

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of the Southwestern Mali. Total consideration paid to December 31, 2008 amounted to $104,408.

During 2004, management of the Company resolved to abandon the Winza concession and accordingly a total of $47,892 was written-off to operations in 2004. During 2006, management of the Company resolved to write-off the remaining payments related to the Winza concession and accordingly a total of $11,234 was written-off to operations in 2006.

In addition, during 2004, the value of the Baoule River concessions was written-down to a nominal value. Accordingly, total capitalized costs of $36,846 were written-off to operations in 2004.

During 2007, the Company entered into an Amended Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Filimana Sud Est concession located in the Filimana region of the Southwestern Mali. Also during 2007, the Company made a payment of 500,000 FCFA (approximately $1,177) on signing of the provisional contract. The Company also prepaid 1,000,000 FCFA (approximately $2,366) on the Option Agreement. The amount is included in prepaid expenses. The Company is still waiting for receipt of the signed copy of the Convention d'Etablissement ("CE").

A summary of the total remaining payments required under the amended option agreement on the Filimana region is as follows:

	Amount	CDN$
On receipt of the signed copy of the CE	2,000,000 FCFA	$ 4,350
On receipt of Arette de la Miniere ("AM")	2,000,000 FCFA	4,350
Six months from granting of AM	4,000,000 FCFA	8,650
One year from granting of AM	4,000,000 FCFA	8,650
Eighteen months from granting of AM	4,250,000 FCFA	9,200
Two years from granting of AM	5,000,000 FCFA	10,800
Thirty months from granting of AM	5,000,000 FCFA	10,800
Three years from granting of AM	5,000,000 FCFA	10,800
Forty-two months from granting of AM	5,000,000 FCFA	10,800
Four years from granting of AM	5,000,000 FCFA	10,800
	41,250,000 FCFA	$ 89,200

7. **Mineral Properties, including deferred Costs** (Continued)

a) **Mali Properties**

iii. **Baroya Concession:**

By an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in western Mali. Total consideration paid to December 31, 2007 amounted to $139,580. During 2007, the Company paid an additional 3,400,000 FCFA (approximately $8,188).

A summary of the total remaining payment required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2007 (in arrears)	6,700,000 FCFA	$ 14,500

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2005 amounted to $120,090.

As of December 31, 2005, all of the terms of the agreement have been met and there are no payments remaining under the option agreement on the Kenieba concession.

v. **Sepola Concession:**

By an Option Agreement dated September 5, 2004, the Company may acquire a 95% interest in the Sepola concession in western Mali. Total consideration paid to December 13, 2005 amounted to $12,171.

During 2006, no payments were made.

During 2007, the Company abandoned this concession, and accordingly, a total of $27,986 was written-off to operations.

vi. **Manankoto Concession:**

By an Option Agreement dated November 30, 2004 the Company may acquire a 95% interest in the Manankoto concession in western Mali. Total consideration paid towards the Option Agreement to December 31, 2007 amounted to $25,755.

During 2007, the Company paid 5,000,000 FCFA (approximately $11,980) towards the Option Agreement. Subsequent to this payment, the Company abandoned this concession, and accordingly, a total of $78,402 was written-off to operations.

7. **Mineral Properties, Including Deferred Costs** (Continued)

a) **Mali Properties**

vii. **Comifa Concession:**

During the current year, the Company acquired an 8 square kilometer Comifa gold concession in Mali, West Africa, which is north, west and adjacent to the Company's Kenieba gold concession. The Comifa concession is held by a Malian company. African Metals Corporation ("AFR") holds an option to acquire a 95% interest in the Comifa concession, subject to a 1% royalty on production. Under the terms of the agreement with AFR, Great Quest is acquiring all of the rights and obligations under the option agreement between the Malian company and AFR by issuing 100,000 shares of its capital stock to AFR on approval by the TSX Venture Exchange. A further 50,000 shares will be issued in the event of the completion of a stand-alone, bankable feasibility study on mineral resources located solely on the concession.

Finally, 50,000 shares will be issued at the start of any production from the concession. In addition, Great Quest will pay the remaining option payments as long as exploration on the concession continues to be favorable. Of the original commitment totalling $115,000, $34,000 has been paid by AFR. A total of 5,000,000 FCFA (CDN$12,785) to be paid to the Malian company is required every six months.

b) **Canada - Taseko Property**

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and AFR, the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for $1.5 million.

During 2004, the value of the project was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly, total capitalized costs of $620,011 were written down in 2004.

During 2007, the Company applied and received a permit to drill on the Taseko property, and undertook a drilling program on the property.

During 2008, the Company paid US$1,000 (CDN$1,024) to the Owner.

8. **Due to related parties**

Amounts due to the President of the Company and corporations controlled by common Directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

Great Quest Metals Ltd.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

9. **Share Capital**

The authorized share capital of the Company is unlimited common shares without par value.

The Company has issued shares of its capital stock as follows:

	2008		2007	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	27,039,914	$10,164,160	18,834,147	$ 7,130,161
Issued during the year for:				
Cash	3,000,000	360,000	8,040,459	3,292,038
Agents commission	-	-	165,308	49,452
Mineral property	100,000	29,000	-	-
Share issue costs				
recovery	-	490	-	-
cash	-	(12,767)	-	(144,226)
agents units/warrants	-	(7,419)	-	(86,701)
shares	-	-	-	(49,452)
legal fees	-	-	-	(27,112)
Future income taxes on flow-through shares	-	(443,066)	-	-
Balance, end of year	30,139,914	$10,090,398	27,039,914	$10,164,160

In February 2008, the Company renounced monies under the flow through share offerings that were completed in the prior year. As a result, a change occurred in the amount of unrecorded future income taxes. The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and if available, record a recovery in operations reflecting the recognition of previously unrecorded future income tax assets.

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2008

a. The Company issued 100,000 shares at a price of $0.29 per share, based on the closing price of the shares on the date of issue, for the acquisition of the Comifa concession for a total consideration of $29,000.

b. The Company completed a Private Placement consisting of 3,000,000 units at a price of $0.12 per unit for a total consideration of $360,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before June 18, 2009. The Company paid a finder's fee of $12,767 and agent's fees of 106,400 transferable agent's warrants with a fair value of $7,419. Each agent's warrant is exercisable to acquire one share at a price of $0.20 per share on or before June 18, 2009.

9. **Share Capital** (Continued)

Transactions for the Issue of Share Capital During the Year Ended December 31, 2007:

a. The Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie is granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO, a Private Placement was completed with Macquarie consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consisted of one share and one-half of a transferable share purchase warrant.

   Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008.

b. The Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consisted of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. The Company paid a finder's fee of $22,362 and agent's fees of 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant was exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

c. The Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and five other investors. Each unit consisted of one flow-through share and one half of a transferable share purchase warrant. Each full warrant entitled the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. A finder's fee of $30,000 cash, legal fees of $9,368 and agent's fee of 40,000 transferable agent's warrants with a fair value of $6,972 was paid. Each agent's warrant was exercisable to acquire one share at a price of $0.75 per share on or before July 20, 2008. The warrants attached to these units were all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may have given notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

d. The Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consisted of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitled the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 13, 2008. A finder's fee comprised of $30,070 cash, legal fees of $17,744, 43,615 common shares with a fair value of $22,680 and compensation options to purchase 87,230 compensation units with a fair value of $16,924 was paid. Each compensation unit is exercisable for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year compensation option warrant Each full compensation option warrant entitled the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008.

9. **Share Capital** (Continued)

Transactions for the Issue of Share Capital During the Year Ended December 31, 2007:

e. The Company completed private placements in two tranches with the first tranche being completed by the MineralFields Group. This tranche consisted of 1,851,849 flow-through units priced at $0.27 per unit for proceeds of $500,000. Each unit consisted of one flow-through common share and one-half of a one year, transferable share purchase warrant for a total of 925,925 warrants. Each full warrant entitled the holder to purchase one common share of the Company's capital stock at a price of $0.40 until December 19, 2008. MineralFields also purchased 1,190,476 non-flow-through units priced at $0.21 per unit for proceeds of $250,000. Each non-flow-through unit consisted of one common share and one, two-year, transferable share purchase warrant for a total of 1,190,476 warrants.

   Each warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.30 per share until December 19, 2008 and at a price of $0.40 per share from December 20, 2008 to December 19, 2009. A finder's fee comprised of $30,000 cash, 121,693 common shares with a fair value of $26,772 and compensation options to purchase 243,386 compensation units with a fair value of $18,576 was paid. Each compensation option is exercisable for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

   The second tranche of the private placements consisted of 980,000 flow-through units priced at $0.27 per unit for proceeds of $264,600 and 737,500 non-flow-through units priced at $0.21 per unit for proceeds of $154,875 with the same terms as the first tranche except that the warrant expiry dates are December 18, 2008 instead of December 19, 2008. Finder's fees of $20,412 cash and 75,600 broker warrants with a fair value of $6,347 were paid on the second tranche of the flow-through financing with the warrants exercisable at a price of $0.27 until December 18, 2008 and finder's fees of $11,382 cash and 54,200 broker warrants with a fair value of $5,402 were paid on the second tranche of the non-flow-through financing with the warrants exercisable at a price of $0.21 until December 18, 2008.

f. The Company issued 55,000 shares at a price of $0.30 per share for the exercise of options for a total consideration of $16,500.

g. The Company issued 113,250 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $73,613.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years.

9. **Share Capital** (Continued)

Stock Options (Continued)

The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2008 and 2007, and changes during the years then ended is as follows:

	2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	1,525,000	$ 0.68	3.72
Exercised	-	-	-
Forfeited/cancelled	(1,525,000)	(0.68)	-
Granted	2,675,000	0.14	-
Options outstanding, end of year	2,675,000	0.14	4.80

	2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	940,000	$ 0.70	3.59
Exercised	(55,000)	(0.30)	-
Granted	865,000	0.65	-
Forfeited/cancelled	(225,000)	(0.74)	-
Options outstanding, end of year	1,525,000	0.68	3.72

At December 31, 2008, the Company had the following outstanding and exercisable stock options:

Options Outstanding	Options Exercisable	Price	Expiry Date
700,000	680,000	$ 0.25	April 8, 2013
1,975,000	1,896,250	$ 0.10	December 30, 2013
2,675,000	2,576,250		

The fair values of options granted during the current and prior year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 30, 2008	April 8, 2008
Expected volatility	122.21%	92.88%
Risk-free interest rate	1.69%	3.03%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

9. **Share Capital** (Continued)

Stock Options (Continued)

	June 11, 2007	May 30, 2007
Expected volatility	84.94%	89.32%
Risk-free interest rate	4.69%	4.53%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Based on the above assumptions, the average fair value of each option granted was $0.06 (2007 - $0.41), accordingly compensation expense of $138,294 (2007 - $456,988) was recorded in the statement of operations.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2008, the Company had outstanding purchase warrants exercisable to acquire 4,950,301 shares as follows:

Number	Exercise Price	Expiry Date
1,415,925 [1]	$ 0.08	March 19, 2009
1,606,400	$ 0.20	June 18, 2009
737,500	$ 0.40	December 18, 2009
1,190,476	$ 0.40	December 19, 2009
4,950,301		

[1] subsequently expired unexercised.

Compensation

Agent Compensation Options

	2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent options outstanding, beginning of year	330,616	$ 0.33	1.61
Expired	(87,230)	(0.65)	-
Agent options outstanding, end of year	243,386	$ 0.21	0.97

	2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent options outstanding, beginning of year	-	$ -	-
Granted	330,616	0.33	1.61
Options outstanding, end of year	330,616	$ 0.33	1.61

9. **Share Capital** (Continued)

Agent's Compensation Options (Continued)

At December 31, 2008, the Company had the following compensation options outstanding:

Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one warrant. Each warrant is exercisable at a price of $0.30 per share until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for a total of 243,386 warrants.

Agent's Compensation Warrants

2008	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent's warrants outstanding, beginning of year	127,230	$ 0.78	0.60
Expired	(127,230)	(0.78)	-
Granted	106,400	0.20	-
Agent's warrants outstanding, end of year	106,400	$ 0.20	0.46

2007	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent's warrants outstanding, beginning of year	-	$ -	-
Granted	127,230	0.78	0.60
Agent's warrants outstanding, end of year	127,230	$ 0.78	0.60

a. During the current year 106,400 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $7,419 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs. Each warrant is exercisable at a price of $0.20 per share on or before June 18, 2009.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	130.46%
Risk-free interest rate	2.91%
Expected life	1 year
Expected dividend yield	0%

b. During the prior year 40,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $6,972 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	65.65%
Risk-free interest rate	4.71%
Expected life	1 year
Expected dividend yield	0%

These options expired unexercised on July 20, 2008.

9. **Share Capital** (Continued)

Agent's Compensation Warrants (Continued)

c. During the prior year 43,615 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $9,987 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	88.51%
Risk-free interest rate	4.37%
Expected life	1 year
Expected dividend yield	0%

These options expired unexercised on August 14, 2008.

Contributed Surplus

	2008	2007
Balance, beginning of year	$ 1,011,531	$ 467,842
Stock-based compensation expense	138,294	456,988
Agent warrants issued	7,419	86,701
Balance, end of year	$ 1,157,244	$ 1,011,531

Escrow Shares

Nil.

10. **Related Party Transactions**

The Company had the following related party transactions:

a. Management fees totaling $39,600 (2007 - $32,300) have been incurred with a corporation related to the Company by the CEO of the Company.

b. Management fees totaling $33,000 (2007 - $23,250) have been incurred with a corporation related to the Company by the CFO of the Company.

c. Office and general expenses totaling $37,108 (2007 - $24,716) and capitalized exploration fees totaling $2,400 (2007 - $Nil) have been incurred with a director of the Company.

d. Accounting fees totaling $11,629 (2007 - $6,606) and consulting fees totaling $20,186 (2007 - $14,569) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

		2008		2007
Net loss for the year	$	(700,304)	$	(1,138,449)
Statutory Canadian corporate tax rate		31.0%		34.1%
Anticipated tax recovery		(217,094)		(388,211)
Change in tax rates resulting from:				
Effect of tax rate change		126,510		(3,886)
Non-capital loss carry forwards expired		36,255		21,839
Non-deductible items for tax purposes		40,276		155,833
Charge in valuation allowance		(429,013)		214,425
Income tax recovery	$	(443,066)	$	-

The significant components of the Company's future tax asset are as follows:

		2008		2007
Exploration deductions	$	(196,112)	$	275,055
Automobile, equipment and furniture		13,306		14,112
Non-capital loss carry forwards		711,124		646,222
Share issue costs		51,622		73,564
		579,940		1,008,953
Valuation allowance		(579,940)		(1,008,953)
	$	-	$	-

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $2,735,091 expire as follows:

2009	$	160,799
2010		210,315
2014		217,462
2015		240,140
2026		312,716
2027		969,969
2028		623,690
	$	2,735,091

At December 31, 2008, the Company has unclaimed resource and other deductions in the amount of $5,544,223 (2007 - $6,374,023) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $198,548 (2007 - $253,669) which have not been claimed for income tax purposes.

12. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

		Mali		Canada		Total
December 31, 2008						
Automobile, equipment and furniture	$	4,963	$	901	$	5,864
Mineral properties, including deferred costs		4,531,733		1,766,767		6,298,500
	$	4,536,696	$	1,767,668	$	6,304,364

		Mali		Canada		Total
December 31, 2007						
Automobile, equipment and furniture	$	7,090	$	1,288	$	8,378
Mineral properties, including deferred costs		4,405,205		1,020,353		5,425,558
	$	4,412,295	$	1,021,641	$	5,433,936

Revenue and expenses by geographical segment are as follows:

		Mali		Canada		Total
For the year ended December 31, 2008						
Interest income	$	-	$	16,569	$	16,569
Expenses		(158,046)		(501,981)		(660,027)
Loss on foreign exchange		(56,846)		-		(56,846)
Future income taxes		-		443,066		443,066
	$	(214,892)	$	(42,346)	$	(257,238)

		Mali		Canada		Total
For the year ended December 31, 2007						
Interest income	$	-	$	15,783	$	15,783
Expenses		(322,643)		(831,589)		(1,154,232)
	$	(322,643)	$	(815,806)	$	(1,138,449)

13. Supplemental Cash Flow Information

		2008		2007
Non-cash financing activity:				
Issue of share capital for mineral properties	$	29,000	$	-
	$	29,000	$	-
Non-cash investing activities:				
Deferred exploration costs – amortization	$	(2,128)	$	(3,038)
Acquisition of mineral properties		(29,000)		-
	$	(31,128)	$	(3,038)

14. **Capital Disclosures**

The Company includes cash and equity, comprising of issued common shares, contributed surplus and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

Financial Risk Management:

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

The Company is exposed to credit risk by holding cash and equivalents. This risk is minimized by holding the investments in large Canadian financial institutions. The Company has minimal accounts receivable exposure, and its various refundable credits are due from Canadian governments.

Currency Risk

The Company's functional currency is the Canadian dollar. There is foreign exchange risk to the Company as some of its mineral property interests are located in Mali. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest Rate Risk

The Company's exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company's cash accounts is relatively unaffected by changes in short term interest rates. The income earned on certain bank accounts is subject to the movements in interest rates.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company currently has a working capital deficit. The Company's current resources are insufficient to settle its current liabilities. The Company plans to manage this risk through equity financings and selling or optioning its mineral properties.

15. **Subsequent Events**

a) The Company announced a Private Placement consisting of 3,000,000 units at a price of $0.04 per unit for a total consideration of $120,000. The Private Placement subsequently closed with a total of 2,750,000 units at a price of $0.04 per unit for a total consideration of $110,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.07 per share on or before February 27, 2010.

b) By an agreement dated April 8, 2009 the Company granted Avion Resources Corp. an option to acquire a 75% interest in the Company's Kenieba, Kenieba Est, Baroya and Comifa properties in Mali for consideration of:

- Cumulative cash payments totaling $2.5 million within five years of signing a definitive agreement; and
- Incurring cumulative exploration expenditures totaling $2 million over a five year period commencing from the signing of a definitive agreement.

This agreement is subject to regulatory approval.

GREAT QUEST
METALS LTD.

Corporate Information
(As at May 21, 2009)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremin Exchange	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	36,064,914
Options:	2,675,000
Warrants:	6,456,876
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	45,683,562

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

2009 MAY 29 A 5:
RECEIVED
OFFICE OF INTERNATIONAL

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, June 16, 2009, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2008.
2. To fix the number of directors at five.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To approve the cancellation of outstanding incentive options and the granting of new incentive options to insiders of the Company.
6. To approve the adoption of a new Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 24th day of April, 2009.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3
Telephone: *604-689-2882* *Facsimile:* *604-684-5854*

INFORMATION CIRCULAR

(As at April 24, 2009 except as indicated)

GREAT QUEST METALS LTD. (the "**Company**") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "**Meeting**") of the Company to be held on Tuesday, June 16, 2009 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Fax: 604-684-5854, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 32,889,914 shares were issued and outstanding as at April 24, 2009. Persons who are registered shareholders at the close of business on April 24, 2009 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years*	*Previous Service as a Director*	*Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly* [(2)]
Victor J.E. Jones [(1)] Pender Island, British Columbia, Canada Chairman, CFO & Director	Chairman of the Company. President, Ellesmere Enterprises Ltd. and CAST Ventures Corporation.	Since March 21, 1989	545,627 [(3)]
Mahamadou Keita Mali, West Africa Vice President – Exploration and Director	Geologist and consultant to the Company.	Since May 21, 1998	224,500
Willis W. Osborne Vancouver, British Columbia Canada President, CEO and Director	President of the Company. President, Swiftcurrent Ventures Ltd. and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd.	Since March 21, 1989	2,473,297 [(4)]
Robert Veitch [(1)] Edmonton, Alberta, Canada Director	President, L&N Investments Ltd.	Since October 19, 2004	102,500 [(5)]

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 24, 2009, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares, 472,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones.
(4) Of these shares, 2,181,035 are held indirectly in the names of Swiftcurrent Ventures Ltd., a private company wholly owned by Mr. Osborne, and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd.
(5) Of these shares, 92,500 are held indirectly in the name L&N Investments., a private company wholly owned by Mr. Veitch.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i) was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

The following Directors of the Company hold Directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Willis W. Osborne	N/A
Victor J.E. Jones	N/A
Mahamadou Keita	N/A
Robert Veitch	N/A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's compensation philosophy for its NEOs is designed to attract well qualified individuals in what is essentially an international market by paying competitive base management fees plus short and long term incentive compensation in the form of stock options or other suitable long term incentives. In making its determinations regarding the various elements of executive compensation, the board of directors has access to and relies on published studies of compensation paid in comparable businesses.

The duties and responsibilities of the President and Chief Executive Officer are typical of those of a business entity of the Company's size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executive and management consultants, representing the Company, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

Option-Based Awards

The Company's Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The Board of Directors as a whole has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 ("**Statement of Executive Compensation**" which came into force on December 31, 2008 (the "**Form 51-102F6**")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial year (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the CEO and the CFO as at December 31, 2008 and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2008 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

NEO Name and Principal Position	*Year*	*Salary ($)*	*Share-Based Awards ($)*	*Option-Based Awards ($)*	*Non-Equity Incentive Plan Compensation ($)*		*Pension Value ($)*	*All Other Compensation ($)*	*Total Compensation ($)*
					Annual Incentive Plans	*Long-term Incentive Plans*			
Willis W. Osborne *CEO*	2008	Nil	Nil	$19,796[1]	Nil	Nil	Nil	$39,600[2]	$59,396
Victor J.E. Jones *CFO*	2008	Nil	Nil	$25,426[1]	Nil	Nil	Nil	$33,000[3]	$58,426

1 Based on the fair value estimated at the date of grant using the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 1.85% to 3.13%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 92.88% to 122.21%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

2 Management fees were paid to Swiftcurrent Ventures Ltd. for services undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Consulting Agreements".

3 Management fees were paid to Ellesmere Enterprises Ltd. for services undertaken on behalf of the Company. Ellesmere Enterprises Ltd. is a private company wholly owned by Mr. Jones. See "Consulting Agreements".

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officers.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company and its subsidiaries have no employment contracts with any Named Executive Officer. The Company has a consulting agreement with Swiftcurrent Ventures Ltd. pursuant to which fees are $5,000 per month for services as CEO, and a consulting agreement with Ellesmere Enterprises Ltd. pursuant to which fees are $500 per day for services as CFO of the Company. During the last completed financial year, the Company was charged management fees in the amount of $39,600 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President, CEO and a Director of the Company and management fees in the amount of $33,000 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, Chairman, CFO and a Director of the Company.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

The consulting agreements provide, that in the event of a change of control of the Company, that each of Swiftcurrent Ventures Ltd. and Ellesmere Enterprises Ltd. are entitled to a severance payment in the amount of $60,000. There are no significant conditions or obligations with which Swiftcurrent Ventures Ltd. or Ellesmere Enterprises Ltd. have to comply with in order to receive the severance pay. Except as set out above, there are no other obligations to compensate Swiftcurrent Ventures Ltd. or Ellesmere Enterprises Ltd. on resignation, retirement or any other termination.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company's most recently completed financial year:

Director Name[1]	*Salary ($)*	*Share-Based Awards ($)*	*Option-Based Awards ($)*	*Non-Equity Incentive Plan Compensation ($)*	*Pension Value ($)*	*All Other Compensation ($)*	*Total ($)*
Mahamadou Keita	Nil	Nil	$19,866[2]	Nil	Nil	$39,508[3]	$59,374
Robert Veitch	Nil	Nil	$12,267[2]	Nil	Nil	Nil	$12,267
Scott Hean	Nil	Nil	$12,267[2]	Nil	Nil	Nil	$12,267

1 Relevant disclosure has been provided in the *Summary Compensation Table for financial year(s) ending on or after December 31, 2008* above, for Directors who receive compensation for their services as a Director who are also Named Executive Officers.

2 Based on the fair value estimated at the date of grant using the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 1.85% to 3.13%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 92.88% to 122.21%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

3 Office and general fees totalling $37,108 and fees relating to new project costs totalling $2,400 were paid to Mr. Keita.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	***Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)***	***Weighted-average exercise price of outstanding options, warrants and rights (b)***	***Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)***
Equity compensation plans approved by securityholders	2,675,000	$0.14	338,991
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	2,675,000	$0.14	338,991

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 21, 2009, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

CONSULTING AGREEMENTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary. During the last completed financial year, the Company was charged management fees in the amount of $39,600 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President, CEO and a Director of the Company and management fees in the amount of $33,000 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, Chairman, CFO and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of five Directors, three of whom are independent based upon the tests for independence set forth in NI 52-110. Mahamadou Keita, Robert Veitch and Scott Hean are independent. Willis Osborne is not independent as he is the President and CEO of the Company. Victor Jones is not independent as he is the Chairman and CFO of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are, however, able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the audit committee which is composed of a majority of independent Directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are Mahamadou Keita, Robert Veitch and Scott Hean. These Directors have the responsibility for determining compensation for the Directors and senior management.

To determine compensation payable, the independent Directors review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the Directors are actively involved in the operations of the Company, the Board has determined that the standing committees at this stage of the Company's development shall be the audit committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual Directors and each of its committees. To assist in its review, the Board conducts informal surveys of its Directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets, at least annually, with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee ***(as at the date of the Information Circular)***

The following are the members of the Committee:

Victor J.E. Jones	Not independent ①	Financially literate ①
Scott B. Hean	Independent ①	Financially literate ①
Robert Veitch	Independent ①	Financially literate ①

① As defined by NI 52-110.

Audit Committee Member Education and Experience

Victor J.E. Jones (B.Sc., MBA) has served as senior executive and Board member of several publicly traded mineral exploration companies, trading on the Toronto Stock Exchange and Venture Exchange. He has served as a Board member of public companies since 1982, with experience on audit, governance and nominating committees. His background includes public financing and venture capital, providing him with experience in the preparation and review of financial statements, pro forma estimates and operating control systems, and the direction of accounting staff. His experience as senior executive of private and public companies, as well as a government funded agency, has provided a full appreciation of good business practices, accounting procedures and the increased focus on Board effectiveness and corporate governance.

Robert Veitch has been actively involved with sales and marketing within the automotive industry for the last thirty years. As President of his own consulting company, he has had contracts with numerous manufacturers and their dealers. His major task is to assist the dealer network to become more profitable by not only revenue, but also by a cost control standpoint. His area of expertise is centered on companies with an excess of $40,000,000 in sales and a staff in excess of 100 employees. His experience fully qualifies him as a member of the audit committee.

Scott B. Hean (B.A., MBA, ICD.D) has held senior management and executive positions with J.P. Morgan of New York, primarily financing junior oil and gas companies, and Bank of Montreal as Senior Vice President and Managing Director, responsible for financing in the natural resources sectors in North America. Currently, he is the CFO of Quaterra Resources Inc. (traded on the TSX Venture Exchange and AMEX), and is a Director and past Chair of the audit committee of Sabina Silver Corporation (SBB on the TSX Venture Exchange). He was past Chair of the audit committee of Bill Reid Foundation Services Ltd. He has served on numerous not-for-profit Boards, including Outward Bound and B.C. Children's Hospital. Graduating from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975, Mr. Hean graduated in 2006 from the Institute of Corporate Directors, Directors Education Program.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 *(De Minimis Non-audit Services)*, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2008	$30,000	Nil	$1,000	$1,500
December 31, 2007	$29,100	Nil	Nil	$400

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Cancellation of Outstanding Incentive Options and Granting of New Incentive Options to Insiders of the Company

As a consequence of recent market conditions, the Company has agreed, subject to regulatory and shareholder approval (with all insiders and their associates abstaining from voting), to approve the cancellation of outstanding options and the granting of new incentive options to insiders of the Company as set out below:

Name	*Date of Cancellation and Grant*	*Securities Under Options Cancelled and Granted(#)*	*Market Price of Securities at Time of Cancellation/ Grant ($/Security)*	*Exercise Price of Cancelled Options ($/Security)*	*New Exercise Price ($/Security)*	*Length of Original Option Term of Cancelled Options*	*Expiry Date of New Options*
Willis W. Osborne	Dec. 30, 2008	20,000	$0.025	$0.65	$0.10	Oct. 21, 2010	Dec. 30, 2013
Swiftcurrent Ventures Ltd.①	Dec. 30, 2008	80,000	$0.025	$0.65	$0.10	Nov. 26, 2009	Dec. 30, 2013
		60,000	$0.025	$0.80	$0.10	Apr. 18, 2011	Dec. 30, 2013
		150,000	$0.025	$0.65	$0.10	June 11, 2012	Dec. 30, 2013
Victor Jones	Dec. 30, 2008	20,000	$0.025	$0.65	$0.10	Nov. 26, 2009	Dec. 30, 2013
		200,000	$0.025	$0.65	$0.10	June 11, 2012	Dec. 30, 2013
Ellesmere Enterprises Ltd.②	Dec. 30, 2008	45,000	$0.025	$0.80	$0.10	Apr. 18, 2011	Dec. 30, 2013
Mahamadou Keita	Dec. 30, 2008	20,000	$0.025	$0.65	$0.10	Oct. 21, 2010	Dec. 30, 2013
		75,000	$0.025	$0.80	$0.10	Apr. 18, 2011	Dec. 30, 2013
		150,000	$0.025	$0.65	$0.10	June 12, 2011	Dec. 30, 2013
Robert Veitch	Dec. 30, 2008	100,000	$0.025	$0.65	$0.10	Nov. 26, 2009	Dec. 30, 2013
		20,000	$0.025	$0.80	$0.10	Apr. 18, 2011	Dec. 30, 2013
		80,000	$0.025	$0.65	$0.10	June 11, 2012	Dec. 30, 2013
Scott B. Hean	Dec. 30, 2008	100,000	$0.025	$0.64	$0.10	May 30, 2012	Dec. 30, 2013
		100,000	$0.025	$0.65	$0.10	June 11, 2012	Dec. 30, 2013
Jennifer Nestoruk	Dec. 30, 2008	30,000	$0.025	$0.65	$0.10	Nov. 26, 2009	Dec. 30, 2013
		15,000	$0.025	$0.80	$0.10	Apr. 18, 2011	Dec. 30, 2013
		20,000	$0.025	$0.65	$0.10	June 11, 2012	Dec. 30, 2013
TOTAL:		**1,285,000**					

① Swiftcurrent Ventures Ltd. is a private company wholly-owned by Mr. Willis W. Osborne.
② Eliesmere Enterprises Ltd. is a private company wholly owned by Mr. Victor Jones.

For the purposes hereof, an "insider" is a Director or senior officer of the Company, a Director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders, other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED, as an ordinary resolution that:

1. the cancellation of outstanding stock options be and is hereby approved, and the grant of new options by the Company to insiders, as set out above, be and is hereby authorized, at a price of $0.10 per share, expiring December 30, 2013: and

2. any Director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Company all such certificates, instruments, agreements, notices and other documents, and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the cancellation and granting of incentive options and the performance by the Company of its obligations thereunder."

Adoption of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "**Stock Option Plan**") effective April 21, 2009, subject to acceptance by the TSX Venture Exchange and the shareholders of the Company. This Stock Option Plan is similar to the Company's previous plan and is being adopted to ensure the Stock Option Plan complies with current TSX Venture Exchange policy.

The purpose of the Stock Option Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan is available for viewing up to the date of the Meeting at the Company's offices at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, and will also be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form

> "UPON MOTION IT WAS RESOLVED that the Company do approve, subject to regulatory approval, the adoption of a Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, B.C., V6C 2B3, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 24th day of April, 2009.

APPROVED BY THE BOARD OF DIRECTORS

"WILLIS W. OSBORNE"
WILLIS W. OSBORNE
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GREAT QUEST METALS LTD. (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, B.C., ON TUESDAY, JUNE 16, 2009, AT 1:30 PM (the "Meeting")

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or, in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at five (5)	______	______
		For	**Withhold**
2.	To elect as Director, WILLIS W. OSBORNE	______	______
3.	To elect as Director, VICTOR J.E. JONES	______	______
4.	To elect as Director, MAHAMADOU KEITA	______	______
5.	To elect as Director, ROBERT VEITCH	______	______
6.	To appoint MacKay LLP as auditors of the Company	______	______
		For	**Against**
7.	To approve the cancellation of outstanding incentive options and the granting of new incentive options to insiders of the Company.	______	______
8.	To approve adoption of a new Stock Option Plan	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

Affix label here

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***the Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Great Quest Metals Ltd.
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B3
Fax: (604) 684-5854

GREAT QUEST
METALS LTD.

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ______________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ______________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: ____________

CUSIP: **390912103**